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InGen Dynamics, Inc.

The Next Generation Home Robot

Small OPO · Palo Alto, CA · Technology

0% funded with 76 days left

MEET AIDO

The Next Generation Home Robot

R2D2, Rosie the Robot, Wall-E...We have been fascinated with friendly robots for decades. Unfortunately, technology never quite lived up to the dream. Until now. Meet Aido - the Next Generation Home Robot. After raising nearly $1,000,000, Aido has been widely covered by mainstream media including Forbes, Fortune, T3, and more. We are recognized by industry leaders including BCG, Disney, IEEE, Robo-Business, and LG, among others. The next phase of the consumer robotics revolution is well and truly underway, and we are here to bring it to you.

Arshad Hisham
InGen Dynamics, CEO

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Perks

All investor Aido's are Special Edition which comes with

- Serial numbered
- Ownership certificate
- Personal engraving with owner's name

$500+ Reservation for Aido Classic with discounted price of $500
$1500+ Aido classic
$2000+ Aido Premium Bundle
$5000+ (2) Aido Premium Bundle Space Gray



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Notes

- All Indiegogo backers who invest $200+ receive complimentary upgrade to Special Edition.
- Shipping rates collected on dispatch
- Aido will be shipped when they are ready for the market

Invest

$1.41 per share | $12M pre-money valuation
By investing now, you are betting that Aido will be worth more than $12M in the future.

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MISSION

Since day one, the goal of InGen Dynamics has been to build a useful, affordable and an advanced home robot . A beautifully crafted home robot that is a showpiece for robotic innovation. The next phase of the consumer robotics revolution is truly underway, and the next five years would set the stage for how these robots could fundamentally transform our homes and daily lives. We strongly believe that Aido will be a central part of this revolution and want to put an Aido in every home.

Key Facts

- $846,000+ raised on Indiegogo and ranked #2 as one of the most successful home Robot campaigns of all time
- Recipient of multiple awards including T3 Gamechanger of 2016
- Invited by Walt Disney to be showcased at their global innovation campus
- Recognized by major industry associations including IEEE, Boston Consulting Group, and Robo-Business
- Three functional prototypes complete and a functional SDK released to early developers
- Featured in major global research reports on Security and Home Robotics

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The Buzz About Aido

> *Aido is an artificially intelligent, voice-activated personal-assistant robot that can feel touch and even display information using a built-in projection system.*

Forbes

> *The Aido ad looks like it might have been made to appear in a dystopian sci-fi movie, but it's not. It's real.*

Fortune

> *Aido, the domestic robot straight out of wall-e.*

Mashable

The Boston Globe

Watch out Alexa, rivals are angling for your job
September 22nd, 2016

How many job openings does your household currently have for robots or devices with artificial intelligence? Today, you can hire a Looj robot from Bedford-based iRobot to whack the leaves out of your gutters, or you can plunk an Amazon Echo speaker on your kitchen counter to fill you in on the Sox score or add an appointment to your online calendar.

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Mashable

This Friendly Robot Wants to Become Part of Your Family
August 27th, 2016

This friendly robot wants to become a part of your family. The Aido robot is a friendly, interactive home assistant that features voice activation, a multimedia projector, and smarthome control.

TNW THE NEXT WEB

Aido is pretty much the robot they promised everyone back in the 1950s
August 3rd, 2016

Aido will be friends with your weird kid, act as a security guard, remember your schedule and project movies onto the wall to help with anything from cooking to plumbing. This is the robot to kill all robots. With kindness.

tom's hardware THE AUTHORITY ON TECH

Most Amazing Robots You Can Buy Now (Or Soon)
July 6th, 2016

With a 7-inch screen displaying expressive, animated eyes mounted on a rolling body, the Aido personal home robot differs from its competitors in three startling ways. First, Aido is a foot taller, making its stature a bit more comfortable for adults to deal with, whether you're asking it to dim the lights or it's patrolling your home on its own while you're away.

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T3 The gadget magazine

The smart robots about to invade your home
June 24th, 2016

From the dreamy demo video it looks like Aido will be able to project your Facebook News Feed on the wall, teach your daughter piano, keep an eye on the cooking, integrate with other smart home devices and patrol the hallways when you've all gone to bed.

FORTUNE

This Is the Scariest Indiegogo Campaign You Will Ever See
May 7th, 2016

If you were already nervous about the A.I. revolution, there is a campaign on Indiegogo right now that will convince you to renounce all your worldly possessions and live forever in a southern Nevada commune. It's called Aido, and it's a rolling home robot—kind of like Siri if she became sentient and followed you around the house.

SLASHGEAR

Aido Home Robot Plays with Kids and Controls Smart Appliances
March 18th, 2016

Aido is a new personal robot that has turned up at Indiegogo and looks a bit like Wall-E's girlfriend Eve if she were much taller and had a hunched back.

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Meet Aido - the Next Generation Home Robot

Aido is an interactive personal home robot. He's an all-in-one package that comes with the best of home automation, security, assistance, entertainment and much more. Smart, interactive, and uniquely mobile - Aido can play with your kids, help you with household chores, handle your schedule, and keep your home safe.


Got a wall?
Beam a movie or play a game on it
Interactive projector with gesture support.
Ergonomically designed.
For your home
Ideal 3ft height.Tabletop mode.
Let Aido do the boring tasks.
Or teach him new skills
Home task automation with API support.
Get Aido to welcome your friends at the door
Face and object recognition, support for escort paths
Call out.
Aido will come to you
Ballbot mobility design.Voice enabled.
All the amazing Android apps.
And Linux
8-core processor. Hybrid s/w architecture.
Keep your home safe & healthy.
Even when you're away
6 environment sensors. Intruder alerts.
Manage your home & appliances with ease
Universal remote. Zigbee, DLNA. Smartphone app.
aido
Aido. Your friendly home robot. Starting at $499 !





AN ENTERTAINER

Immerse yourself in your favorite movies and games with the interactive projector and speakers.



A HOME MAKER

Keep your home secure with Aido's patrol mode. And keep your home healthy using his various sensors.



A TEACHER

Aido's sound effects, graphics, and movements make for an incredible interactive learning experience.



A HELPER

Ask Aido to fetch the latest recipes, reschedule your meeting, or just dim the lights when you relax.


HOME MONITORING
AND SECURITY

A HANDYMAN

Aido can quickly beam helpful videos on a nearby wall to fix that leaking faucet, or any faulty unit.



A FRIEND

Aido recognizes each member of your household, and adjusts to individual preferences.


$800,000+
in pre-orders
WINNER

DESIGN INSPIRATION

AIDO'S DESIGN IS INSPIRED BY DOLPHINS


svelte form
slender and generous proportions
graceful and well rounded base for stability
delightful form language
aido

When our industrial designers were asked to start thinking about a new concept for a personal robot and home assistant, they turned to nature to garner inspiration. They were immediately attracted to dolphins.

The dolphin's intelligence, playfulness, and friendliness, built-in smile, and merry-looking eyes have been a source of interest and enchantm human beings for centuries. The senses of the dolphins have been subjected to intensive investigation, as have their intelligence and their remarkable systems of echolocation and communication.

Dolphins also display culture, something long believed to be unique to humans. Dolphins also have a sleek, streamlined and attractive fusiform body. Aido's design principles draws its inspiration from Dolphins.

TECHNICAL SPECIFICATIONS



Physical Specification
Total height: 914 mm
Top height: 320 mm
Bottom height (w/o wheel): 554 mm
Net weight: 8 Kg
4 degree of motion

Computers
CPU1: Quad Core ARM7 @ 1.6 Ghz
RAM: 1GB DDR3 RAM
Storage: 32GB MicroSD

CPU2: Quad Core ARM7 @ 1.6 Ghz
RAM:1GB DDR3 RAM

CPU3: Dual-core A23 @ 1.5Ghz
RAM: 512MB

GPU1: MaliMP2 GPU at 600 MHz
GPU2: PowerVR SGX540 at 500MHz
GPU3: MaliMP2 GPU at 600 Mz

Connectivity
WiFi: 802.11b/g/n
Bluetooth: Yes
USB: 5 external USB port
Protocols: ZigBee, Z-Wave, WiFi and BLE
Universal IR Remote: Supports 1000+ Devices

Sensors and Inputs
Microphones: 6 Capsule Microphone Array
Gravity Sensor: 4-dimensional G-sensor
Environment Sensors: Temperature , Humidity, Ambient light , Air quality, GPS, Noise, Pressure
Camera 1: 5 MP camera
Camera 2: 1 MP 30 FPS Infrared vision
Camera 3 & 4 (Tablet): 0.3 MP Camera

Displays
Projector 1: Head mounted LED DLP (320x240)
Projection: 0.2 - 2 Mts / 21'' (10 Lumens)
Projector 2: Body mounted LED DLP (640x480)
Projection: 1- 3.5 Mts / 100" (100 Lumens)

Screen: 7" Touch Screen (800x400)

Software
Operating Systems: Android and Linux
Compatible with All Android Apps
Apps : House Maintenance, Kitchen Assistant, Medication and Health, and, Personal Assistant
Butler, Escort and Tag Mode
Task Automation
Way points and Points of interest
Patrol Paths /Escort Paths
Indoor Mapping : WiFi and Object Reco
Based

Disclaimer: Aido is a work-in-progress and exact functionality and uses may be subject to change. Aido will have four points of contact for the mobility mechanism and Aido does not balance on a single ball - the images above are for representational purposes only. We are still working through challenges on the mobility and home automation modules which are not yet functional.













GROWING FAST

FUNDS RAISED ON INDIEGOGO



$840,582
$800,000
$700,000
$600,000
$50
$400,000
$300,000
$200,000
$100,000
$0
Feb-2016
Apr-2016
May-2016
Jun-2016
Jul-2016
Aug-2016
Sep-2016
Oct-2016

THE MARKET

Market Outlook

Market for consumer and business robots is forecast to explode in the next few years

- Service Robotics market expected to grow from **$5.6B** in 2014 to **$22.5B** in 2021 at a **18.8%** CAGR
- **$1.5B** market for consumer and business robots by 2019
- **17% CAGR** between 2014 and 2019, three times faster growth than market for manufacturing robots
- Smartphones and Tablets have made it easier to develop robots for consumer and office space

Market Trends

Connected Home Devices: Forecast to grow at a CAGR of67% over the next 5 years with annual revenues to touch$490B by 2019

Component Costs: Many of the sensor &component costs have declined by as much as 100X over the past decade

Consumer Adoption: 14M+ Roombas have been sold since launch; 4M+ in the last two years alone

31M personal use service robots forecast to be sold between 2014 and 2017.

Sources: BI Intelligence, iRobot, Gigaom

Exit Strategy

We have received tremendous interest from leading electronics and home automation companies. Our goal is to build an extendable service and domestic robotic technology platform. We envision four potential exit scenarios:

1. Sell the Platform,Company and the Brand value to a strategic buyer and investors can liquidate their shares
2. Evaluate an Initial Public Offering of securities
3. Merge with any other automation integrator and pay investors dividends from profits
4. Grow organically and pay investors dividend from profits

WE HAVE DOMINATED THE MARKET

Partners & Associations

InGen Dynamics is proud to have signed partnerships with some of the most innovative companies to help us create the greatest home robot ever made. Our most recent partnership with LG U+ has created global opportunities.

Recipient of Multiple Awards

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Recipient of Gamechanger 2016 Award by T3	Top 5 Finalist for Basware Next Big Thing Award	Invited to annual internal AI & Machine Learning Event	Selected to be showcased at Disney's innovation campus

Industry Recognized


Maartje de Graaf @RoboNarratives · Aug 31
Arshad Hisham presenting about the Aido robot at our @RoMan2016NYC workshop the Challenges of HRI in the real world


Outlook for Enabling Technologies in the Consumer Robotics Market
September 28, 11:30am - 12:15pm
Mark Bünger
Research Director
Lux Research
Modar Alaoui
Founder & CEO
Eyeris
Arshad Hisham
Founder & CEO
InGen Dynamics Inc.
Todd Mozer
President/CEO
Sensory, Inc.
Justin Woo
Developer Evangelist
Jibo

bcg.perspectives by THE BOSTON CONSULTING GR…

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Aido Founder invited as keynote speaker at the annual 2016 IEEE Robotics conference in Columbia University, New York

Aido Founder invited as Panelist and Speaker at the industry leading Annual Robo Business event in San Jose

Aido Founder featured in BCG Perspectives, Boston Consulting Group's quarterly thought leadership series on Machine Learning / AI

Featured in Global Industry Research Reports

Over the last year InGen Dynamics has been meeting with partners around the world as well as participating in global initiatives in Robotics and Artificial Intelligence.

Aido Robot was identified as one of the players in security and home robots by various industry research reports globally. We are also in the process of partnering with global leaders in Manufacturing, Home Electronics and Medical Science including LG.

Sources: Business Wire, FBIC Group


RESEARCHANDMARKETS
THE WORLD'S LARGEST MARKET RESEARCH STORE
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HOME | CATEGORIES | ABOUT US | BLOG | CONTACT US | LOGIN / REGISTER
Search Keyword
You are here: Home > Categories > Telecommunications and Computing > Computing and Technology > Robotics
SYNDICATED STUDY
Security Robots Market by Types; by Environment; by Verticals; by Regions: Market Size, Forecasts, Insights and Opportunities (2016-2021)
ID: 3833813 | August 2016 | Region: Global | 103 Pages | Arcluster
DESCRIPTION
TABLE OF CONTENTS
COMPANIES MENTIONED
FORMATS
The report on the security robots market provides an in-depth analysis of the market size, forecasts and opportunities of security robots that cater to the commercial, government and residential ecosystem. The study includes market analysis of security robots for both the indoor and outdoor environments.
The report also provides the market size and forecasts of security robots, categorized by segments - Hardware, Software and Services. The services category is further sub-segmented into Leasing and Rental, and Maintenance. Further to this, the report also provides the market data for systems across five
"Global Security Robots Market to Reach $2.71 Billion in 2021"
FEATURED COMPANIES
Adept MobileRobots
GeckoSystems
InGen Dynamics Inc.
LG

THE FUTURE OF PERSONAL ROBOTS

The next phase of the consumer robotics revolution is well and truly underway. The next 5 years will set the stage for how these robots could fundamentally transform our homes and daily lives. We believe Aido will play a central role in this revolution.

When you invest in a startup, you are investing in a vision. You are creating jobs, altering the course of the future, and making your mark on history. Every great company -- from Facebook to Apple -- started with entrepreneurs and investors who were crazy enough to try something no one else had done before. We believe affordable home robots is an idea that's time has come. We're investing our time, money, blood, sweat, and tears to build something truly revolutionary. If you share our vision, please join us and help make it a reality!



TIMELINE


Early User Research
User Research spanning over 400 potential users all over the world.
December 2014
January 2015
R&D
Discussions with early partners and consultants; Team starts R&D Work
March 2015
Design
Physical design finalized
January 2016
Seed Round & Indiegogo
Closes a seed round of $10K; Indiegogo invites Aido to launch on platform
February 2016
T3 Winner
T3 GameChanger Award; Crossed $250K in first week of launch Indiegogo
March 2016
Prototype 3
Prototype 3 is completed and teste
May 2016
Featured Worldwide
Aido featured in Fortune, Forbes, NextWeb, Slashgear and more.
June 2016
IEEE
IEEE invites Aido to participate
July 2016
Basware Next Big Thing
Aido shortlisted on Basware Next Big Thing
August 2016
SDK
Becomes one of the only two home robot campaigns worldwide to release an SDK to the backer community; Close to 200 developers sign up
August 2016
Disney
Walt Disney invites Aido to their innovation campus
September 2016
LG & Indiegogo
LG signs letter of Intent for partnership; Pre-orders reach $780K on Indiegogo
November 2016
BCG Invites Aido
BCG invites Aido to inaugural Machine Learning AI event in Chicago
January 2017
Discovery Channel Debut
Aido is featured in Discovery Channel debut
Late 2017
Aido Shipped to Market
Aido is estimated to be shipped to investors in late 2017
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Use of Proceeds

Marketing: Adding to our marketing team and preparing for major advertising and outreach campaigns.

Manufacturing: Finalize mass production specs and produce Beta units for broad testing and refinement. Initial tooling and manufacturing costs.

Research and Development: Continue refining both hardware and software products as well as building our future products and technology for long-term growth.

Irregular Use of Proceeds

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Up to $50,000 for the marketing and promotion of this campaign has been advanced to the Issuer by StartEngine as part of its Marketing Fund Advance Program, to be recouped by the Issuer regardless of campaign success. All advanced funds will be used in direct support of this campaign and will be verified by StartEngine.

The issuer may incur other Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

> whaaaaaattt!!!!! This one look even cooler the jibo!!! He's got a cute face and a projector!!!!
>
> **Amanda D**

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Dear Prospective Investor,

Your childhood dreams have arrived.

You grew up dreaming that Wall-E, R2D2 and other home robots from science fiction would become real and we did too. That dream is now a year away. Meet Aido - the Next Generation Home Robot.

The next 5 years will set the stage for how these robots could fundamentally transform our homes and daily lives. We believe Aido will play a central role in this revolution. With that commitment to the community, were incredibly excited to be able to raise funds for the next phase of our growth through this crowdfunding platform.

Crowdfunding is an important part of our culture and we owe our success to our global backers who helped us bring Aido to life. We believe that uniting fans together as a community isn't just good fun, its also good business. Enabling anyone interested to invest in our company, not just the wealthiest investors, is incredibly gratifying and truly encapsulates our company culture. Together, we can make a dent in the universe - and have a lot of fun along the way.

Early stage investing isn't for the faint hearted, but if you want to take a swing for the fences, we'd love to take you along for one of the most incredible journey of your life - making history along the way - together



Your childhood dreams have truly arrived !

Arshad Hisham

InGen Dynamics, CEO

FAQ

What can I do with Aido?

Aido has state-of-the-art custom display technology, an interactive projector system, advanced speech recognition, face detection, an incredible personal AI & seamless integration with all your home automation and security needs.

With Aido, you can:

- Use the interactive projector to project movies, games & other content on a wall. Use gestures to play games or control playback of media.
- Use voice control to call Aido to you and give it commands. Aido has a set of powerful mics that let it listen to your voice, even in noisy environments, and a ball-based navigation system that allows it to traverse your home
- Use Aido's universal remote to control your home appliances like TV, home theatre system, etc.
- Connect Aido to your smart devices that support Zigbee, Z-Wave or DLNA and control them through Aido.
- For instance, you can ask Aido to reduce the room temperature, and show you who's at the door (if you have a smart home camera).
- Ask Aido to escort guests from the door into your living room
- Ask Aido to display a recipe over the projector to help you whip up a new dish
- Get Aido to take pictures of your friends at home and post it to your Facebook page
- Ask Aido to download playlists from Spotify and play DJ for your parties
- Read out stories to your kids using its storytelling feature
- Patrol your home when you're away and send a notification or photograph if there's an intruder
- Get a reading of temperature, pressure, air quality, etc. across your home

What devices are compatible with Aido?

We don't have the official compatibility listing yet, but popular Android and iOS devices will be supported for the companion app. You can set a lot of Aido's functionality or view alerts of what's happening at home using the Aido companion app.

Aido's companion app lets you set:

- Patrol paths for Aido to traverse
- Turn on/off connected smart devices
- Get Aido to charge before you're home
- Design triggers for which you can receive alerts
- Schedule events like movie download/playback at particular times
- Create weekday/weekend routines

- Create preferences for family members
- Aido's companion app lets you view alerts for:
- Change in parameters like air quality, noise, etc.
- Images/video of your home
- Notifications when someone's at the door (if connected to a smart door camera)
- And more

How easy is it to set up and use Aido?
You can quickly setup Aido through its mobile companion app. We aim to make Aido simple to setup and use.

Who is Aido designed for?
Aido is designed for everyone: Adults, Kids, Seniors, Families, Geeks and Developers.

Can I give Aido a different name?
For now, you will have to call him by his name Aido to interact with him. Name customization will be available in the future.

Can I invest?
Yes, anyone can invest. In a departure from previous investment rules, the SEC now permits Regulation CF offerings to take on investors who are unaccredited as well as accredited investors. If either of an investor's annual income or net worth is less than $100,000, then the investor's investment limit is the greater of:

- $2,000 or
- 5 percent of the lesser of the investor's annual income or net worth.
    - If both annual income and net worth are equal to or more than $100,000, then the investor's limit is 10 percent of the lesser of their annual income or net worth.
    - During the 12-month period, the aggregate amount of securities sold to an investor through all Regulation Crowdfunding offerings may not exceed $100,000, regardless of the investor's annual income or net worth.

Do I need to provide any documents to invest?
No, you do not need to provide any separate documents in order to invest. Just provide the information required by the online forms on StartEngine.

How much is the minimum investment?
The minimum investment amount for InGen Dynamics is $141.00, which is equal to 100 shares.

What is the price per share?
The price per share for the InGen Dyanmics' offering is $1.41 per share.

What documentation/confirmation will I receive for my investment?
Investors will receive a confirmation of their investment and a subscription agreement that has been accepted by InGen Dynamics via email.

Help, I'm experiencing a problem or having trouble using the platform to invest!
For assistance with making your investment, please contact StartEngine customer support via email at contact@startengine.com or the live chat on our website by clicking on the green chat widget in the lower right corner.

Meet the Founder



Arshad Hisham

Founder, CEO

Mr. Hisham is a serial entrepreneur and a Cranfield University (UK) MBA. He has built and run hardware automation companies. He has published research papers on Robotics and has held senior roles in the past at IBM, Govt. of Australia, and Toyota. Mr. Hisham is a frequent speaker on the Robotics most recently as a keynote speaker at the annual IEEE Robotics Symposium, Boston Consulting Group's annual AI and machine learning event as well as at the industry-leading Robo-Business event among others.

And the Rest of the Team



Anurag Pal

CFO

Experienced finance professional with extensive operational, finance and sales and marketing background. Texas Austin MBA and previous roles include Director at Hewlett Packard.



Hareesh S.

Leader - Hardware and Electronics

A hardware and electronics specialist with more than 15 years experience in development of machine control, firmware for special purpose machines, PLC programming., weapon simulators for the Army, control systems for truck driving simulators, and special purpose motors. Previous projects include Traab Engineering, Autoliv, Digicon, GKB Lenses, and, the Army.



Sabir A.

Leader - Mechanical Engineering

A mechanical engineering consultant with around 25 years experience working with companies including General Electric, Emerson, UTC, RPDG, and, GoProto. Expert in New Product Development, Industrial Design, Mechanical Engineering, and Prototyping.



Sumeendranath R.

Leader - Software Engineering and A.I.

A Texas Instruments alumnus with more than 15 years experience of creating ground breaking technologies including a UNDP showcased project, complex electoral polling, GPS based data collection and state-of-the-art applications. Experience also involved developing AI/software for Soccer based Robots.

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Offering Summary

OFFERING SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page 2. References to "we," "us," "our," or the "Company" mean InGen Dynamics, Inc.

Our Company

InGen Dynamics, Inc. ("InGen" or the "Company"), is a Delaware corporation that has designed and is developing "Aido" an interactive personal home robot and extendable service and domestic robotic technology platform that can be used in households, retail spaces, and senior homes for various utility purposes.

The Offering

Securities Offered	Maximum 709,200 shares of common stock ($999,972.00)
Common Stock outstanding before the Offering	6,600,000
Common Stock outstanding after the Offering	7,309,200
Use of Proceeds	The net proceeds of this offering will be used primarily to commercialize Aido, fulfill crowdfunding product orders, continue ecosystem engagement and to hire and grow the Aido team.
Risk Factors	Investing in our shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

Perks*

*All perks are individual, not inclusive of previous perks. You only get one perk reward matching your investment level.

All investor Aido's are Special Edition which comes with

- Serial numbered
- Ownership certificate
- Personal engraving with owner's name

$500+ Reservation for Aido Classic with discounted price of $500

$1500+ Aido classic

$2000+ Aido Premium Bundle

$5000+ (2) Aido Premium Bundle Space Gray

Notes

- All Indiegogo backers who invest $200+ receive complimentary upgrade to Special Edition.
- Shipping rates collected on dispatch
- Aido will be shipped when they are ready for the market

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets	$0.00 USD	$0.00 USD
Cash & Cash Equivalents	$0.00 USD	$0.00 USD
Accounts Receivable	$0.00 USD	$0.00 USD
Short-term Debt	$3,573.00 USD	$0.00 USD
Long-term Debt	$0.00 USD	$0.00 USD
Revenues / Sales	$0.00 USD	$0.00 USD
Costs of Goods Sold	$0.00 USD	$0.00 USD
Taxes Paid	$0.00 USD	$0.00
Net Income	-$3,639.00 USD	$0.00 USD

Finances

Offering Details

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No available updates at this time. Follow InGen Dynamics, Inc. to get notified of future updates!

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